SEC MAIL PROCESSING SECTION
RECEIVED MAR - 2 2007
WASH., D.C. 199

SECURIT 07005706 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRS INTERNATIONAL BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, 16th Floor
(No. and Street)

Miami, (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John S. Sullivan (305) 381-8340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/4

OATH OR AFFIRMATION

I, John S. Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRS INTERNATIONAL BROKERAGE, INC., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ingrid A. Velez
Commission # DD464525
Expires September 16, 2009
Bonded Troy Fain - Insurance, Inc 800-385-7019

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRS INTERNATIONAL BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
PRS INTERNATIONAL CONSULTING, INC.)

CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
PRS International Brokerage, Inc.
(A Wholly-Owned Subsidiary of PRS International Consulting, Inc.)

We have audited the accompanying statement of financial condition of PRS International Brokerage, Inc. (a wholly-owned subsidiary of PRS International Consulting, Inc.) as of December 31, 2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PRS International Brokerage, Inc. (a wholly-owned subsidiary of PRS International Consulting, Inc.) as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 22, 2007

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

PRS INTERNATIONAL BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
PRS INTERNATIONAL CONSULTING, INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	294,806
Deposits with clearing organizations		34,392
Receivable from brokers – dealers and clearing organizations		88,103
Other assets		6,051
	$	423,352

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	6,500
Due to Parent		107,536
		114,036
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value; 7,500 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		90,336
Retained earnings		218,880
		309,316
	$	423,352

The accompanying notes are an integral part of these financial statements.

PRS INTERNATIONAL BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF PRS INTERNATIONAL CONSULTING, INC.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 353,380
Interest and other	1,658
TOTAL REVENUES	355,038
OPERATING EXPENSES	
Legal and accounting	7,500
Insurance	8,720
Bank fees	120
Courier	16
Membership	1,770
Licenses and fees	4,421
Office and administrative	72,734
TOTAL OPERATING EXPENSES	95,281
INCOME BEFORE INCOME TAXES	259,757
PROVISION FOR INCOME TAXES	93,102
NET INCOME	$ 166,655

The accompanying notes are an integral part of these financial statements.

PRS INTERNATIONAL BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
PRS INTERNATIONAL CONSULTING, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
BALANCES, JANUARY 1, 2006	$ 100	$ 90,336	$ 302,225	$ 392,661
NET INCOME	-	-	166,655	166,655
DIVIDENDS	-	-	(250,000)	(250,000)
BALANCES, DECEMBER 31, 2006	$ 100	$ 90,336	$ 218,880	$ 309,316

The accompanying notes are an integral part of these financial statements.

PRS INTERNATIONAL BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF PRS INTERNATIONAL CONSULTING, INC.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 166,655
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Deposits with clearing organizations	(1,364)
Receivable from brokers – dealers and clearing organizations	1,739
Other assets	1,453
Due to Parent	32,552
Accrued expenses	(1,000)
TOTAL ADJUSTMENTS	33,380
NET CASH PROVIDED BY OPERATING ACTIVITIES	200,035
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend distribution	(250,000)
NET DECREASE IN CASH	(49,965)
CASH, BEGINNING OF YEAR	344,771
CASH, END OF YEAR	$ 294,806

The accompanying notes are an integral part of these financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Operations

PRS International Brokerage, Inc. (the "Company") is a wholly-owned subsidiary of PRS International Consulting, Inc. (the "Parent"), a financial and business consulting company. The Company operates as a broker-dealer in securities and is registered with the Securities and Exchange Commission, the Florida Division of Securities and the National Association of Securities Dealers, Inc., and as an introducing broker with the National Futures Association and the Commodity Futures Trading Commission. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

Cash

The Company considers cash to include highly liquid investments with purchased maturities of three months or less. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2006, the Company had approximately $195,000 in excess of FDIC insured limits.

Commissions

Commission revenues and related expenses have been accrued on a trade date basis.

Clearing arrangements

The Company has an agreement with Capital Investment Services, Inc. to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Capital Investment Services, Inc.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2006 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which supersedes Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principles. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on the Company's results of operations and financial condition.

Fair Value Measures

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and provides for additional fair value disclosures. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods. Management believes that the adoption of SFAS No. 157 will not have an effect on the Company's financial statements.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company uses the office facilities and employees of its Parent. The Company and its Parent entered into an expense sharing agreement whereby the Company will reimburse the Parent for its share of expenses. For the year ended December 31, 2006, the Company reimbursed its Parent $72,734, which is the estimated cost of the services provided to the Company.

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

NOTE 4. NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission Regulation 1.17, which require that the Company maintain "Net Capital" equal to the greater of $50,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2006, the Company's "Net Capital" was $205,668 and "Required Net Capital" was $50,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2006, the ratio of "Aggregate Indebtedness" to "Net Capital" was .55 to 1.

NOTE 5. INCOME TAXES

The Company's earnings are included in the consolidated Federal and State income tax returns of its Parent. For financial statement purposes, income taxes have been calculated as if the Company were filing separate returns. These amounts are payable to or receivable from the Parent.

NOTE 6. SUBSEQUENT EVENTS

On January 4, 2007, the Company declared and paid a dividend in the amount of $50,000 to the Parent.

During January 2007, the shareholders of the Parent reached an agreement to sell all of the outstanding shares of the Company's Parent. The sale is expected to be consummated by the end of March 2007. Consequently, the Company is expected to withdraw its broker dealer and futures introducing licenses during 2007.

ACCOMPANYING INFORMATION

PRS INTERNATIONAL BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
PRS INTERNATIONAL CONSULTING, INC.)

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(SEE REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS)
DECEMBER 31, 2006

CREDITS	
Stockholder's equity	$ 309,316
DEBITS	
Receivable and deposits with broker – dealers and clearing organizations	92,597
Other	6,051
Charge for NASD insurance bond, deductible in excess of $5,000	5,000
TOTAL DEBITS	103,648
NET CAPITAL	205,668
MINIMUM NET CAPITAL REQUIREMENT	
6-2/3% of aggregate indebtedness of $114,036 or $50,000, whichever is greater	50,000
EXCESS NET CAPITAL	$ 155,668
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.55 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 6,500
Due to Parent	107,536
	$ 114,036

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET
CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
(SEE REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS)
DECEMBER 31, 2006

NET CAPITAL PER COMPUTATION	$ 205,668
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING	$ 205,668

PRS INTERNATIONAL BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
PRS INTERNATIONAL CONSULTING, INC.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SEE REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS)
DECEMBER 31, 2006

The Company is not required to maintain a "Special reserve bank account for the exclusive benefit of customers" as it is exempt under Section (k)(2)(ii); all customers' transactions are cleared through Capital Investment Services, Inc., and all commodities and futures transactions are cleared through Calyon Financial Inc.

Report of Independent Certified Public Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption from Securities and Exchange Commission Rule 15c3-3

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN <u>EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3</u>

To the Board of Directors and Stockholder of
PRS International Brokerage, Inc.
(A Wholly-Owned Subsidiary of PRS International Consulting, Inc.)

In planning and performing our audit of the financial statements and accompanying information of PRS International Brokerage, Inc. (a wholly-owned subsidiary of PRS International Consulting, Inc.) (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirement pursuant to Regulation 1.17.

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 22, 2007

END